UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:   001-36275

MARINE HARVEST ASA
(Exact name of registrant as specified in its charter)

P.O. Box 4102 Sandviken
5835 Bergen, Norway
Telephone Number + 47 21 56 23 00
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

American Depositary Shares, each representing 1 ordinary share, having a nominal value NOK 7.5 per share
Ordinary shares, having a nominal value of NOK 7.5 per share
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(a) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(a) ☐ (for prior Form 15 filers)

PART I

Item 1.        Exchange Act Reporting History

A.     Marine Harvest ASA (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) as a result of being certified to be listed on the New York Stock Exchange (the “NYSE”) on January 24, 2014, and registration of the Registrant's ordinary shares (the "Shares") and American Depositary Shares ("ADSs") pursuant to a registration statement on Form 20-F on January 24, 2014 with the Securities and Exchange Commission (the “Commission”). The Registrant registered 500,000,000 ADSs on a registration statement on Form F-6 declared effective by the Commission on January 27, 2014.

B.      The Registrant has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under Section 13(a) of the Exchange Act.

Item 2.         Recent United States Market Activity

The Registrant’s securities were never sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) other than sales to the Registrant’s employees pursuant to registration statements on Form S-8.

The Registrant filed an automatic  registration statement on Form F-3, dated February 2, 2015,  to register offers and sales of various types of securities. No sales have occurred under such registration statement. On March 2, 2017, the Registrant filed a post-effective amendment to terminate the registration of unsold securities under that registration statement.

Item 3.        Foreign Listing and Primary Trading Market

A.    The Registrant has maintained  a listing of the Shares on the Oslo Stock Exchange (“OSE”) in Norway. The OSE constitutes the primary trading market for the Shares.

B.    The Shares of Pan Fish ASA, the Registrant’s predecessor, were listed on the OSE on July 1, 1997.  After a name change, the Shares have been trading on the OSE under the symbol "MHG" since 2007.  The Registrant has maintained the listings of the Shares on the OSE for at least the 12 months preceding the filing of this Form 15F.

C.    During the 12-month period beginning March 1, 2016 and ending February 28, 2017, approximately 96.49% of the worldwide average daily trading volume ("ADTV") in the Shares occurred on the OSE.

Item 4.        Comparative Trading Volume Data

A.   The first date of the recent 12-month period used to meet the requirements of rule 12h-6(a)(4)(i) promulgated under the Exchange Act is March 1, 2016 and the last date of such period is February 28, 2017.

B.    The ADTV of the Shares and ADSs (expressed in terms of the underlying Shares) in the United States and worldwide for the period described in Item 4.A was 85,990 Shares and 2,447,808 Shares, respectively.

C.   For the same 12-month period, the ADTV of the Shares in the United States represented approximately 3.51% as a percentage of the ADTV for Shares on a worldwide basis.

D.   The ADSs have not yet been delisted from the NYSE. The ADSs will be delisted following the close of trading on the date of filing of this Form 15F.

E.   The Registrant has not terminated a sponsored American depositary receipt facility regarding the Shares.

F.    The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg/VPS  both for the Shares and for the ADSs.

Item 5.        Alternative Record Holder Information.

Not applicable.

Item 6.         Debt Securities.

Not applicable.

Item 7.        Notice Requirement.

A.  On February 15, 2017, the Registrant disclosed in a press release its intent to voluntarily terminate its reporting requirements under Sections 13(a) and 15(d) of the Exchange Act.

B. The press release described above was transmitted by NASDAQ Newswire in the United States and submitted to the Commission under cover of a Form 6-K on February 15, 2017. Additionally, the notices were posted and have been maintained on the Registrant’s website.

Item 8.         Prior Form 15 Filers.

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption.

The Registrant will publish the information required by Rule 12g3-2(b)(1)(iii) on the “Investor” pages of its web site www.marineharvest.com.
PART III

Item 10. Exhibits.

None.

Item 11. Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Marine Harvest ASA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Marine Harvest ASA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: March 9, 2017	MARINE HARVEST ASA

/s/ Ivan Vindheim
Name:	Ivan Vindheim
Title:	Chief Financial Officer